Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2016 Results

CHONGQING, China—August 9, 2016—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2016.

Second Quarter 2016 Financial and Operating Highlights

•	Polysilicon production volume of 3,570 MT in Q2 2016, compared to 3,405 MT in Q1 2016
•	Polysilicon external sales volume(1) of 2,931 MT in Q2 2016, compared to 2,905 MT in Q1 2016
•	Polysilicon average total production cost(2) of $9.43/kg in Q2 2016, compared to $9.65/kg in Q1 2016
•	Polysilicon average cash cost(2) of $7.42/kg in Q2 2016, compared to $7.62/kg in Q1 2016
•	Average selling price (ASP) of polysilicon was $17.24/kg in Q2 2016, representing a 25.7% increase from $13.72/kg in Q1 2016
•	Solar wafer sales volume of 25.0 million pieces in Q2 2016, representing a 13.1% increase from 22.1 million pieces in Q1 2016
•	Revenue of $71.0 million in Q2 2016, representing a 23.1% increase from $57.7 million in Q1 2016
•	Non-GAAP gross margin(3) of 43.9% in Q2 2016, up from 32.6% in Q1 2016
•	EBITDA (non-GAAP)(3) of $34.7 million in Q2 2016, representing a 58.5% increase from $21.9 million in Q1 2016
•	EBITDA margin (non-GAAP)(3) of 48.9% in Q2 2016, up from 38.0% in Q1 2016
•	Net income attributable to Daqo New Energy shareholders of $19.8 million in Q2 2016, representing an increase of 138.6% from $8.3 million in Q1 2016. The Company incurred net loss attributable to Daqo New Energy shareholders of $0.9 million in Q2 2015
•	Earnings per basic ADS of $1.90 in Q2 2016, representing an increase of 137.5% from $0.80 in Q1 2016. The Company incurred loss per basic ADS of $0.09 in Q2 2015
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $22.0 million in Q2 2016, representing an increase of 88.0% from $11.7 million in Q1 2016 and 714.8% from $2.7 million in Q2 2015
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $2.10 in Q2 2016, representing an increase of 87.5% from $1.12 in Q1 2016 and 707.7% from $0.26 in Q2 2015

Recent Corporate highlight

●	On June 29, 2016, the Company’s subsidiary, Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”, New Third Board ticker: 837316) was listed on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”).
●	In June 2016, the Company received approval from Chongqing Rural Commercial Bank for an RMB500 million credit line of a seven-year project finance loan. The Company intends to use the proceeds of the loan for general corporate purposes, including the capital expenditures related to its Phase 3A expansion project, which is expected to increase the Company’s annual polysilicon manufacturing capacity from the current level of 12,150 MT to 18,000 MT by the end of the second quarter of 2017.

	Three months ended
US$ millions except as indicated otherwise	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
Revenues	71.0	57.7	34.3
Gross profit	29.4	16.7	3.6
Gross margin	41.4%	29.0%	10.5%
Income from operations	26.1	13.3	1.2
Net income attributable to Daqo New Energy shareholders	19.8	8.3	(0.9)
Earnings per basic ADS ($ per ADS)	1.90	0.80	(0.09)
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders	22.0	11.7	2.7
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	2.10	1.12	0.26
Non-GAAP gross profit(3)	31.2	18.8	6.7
Non-GAAP gross margin(3) (%)	43.9%	32.6%	19.6%
EBITDA (non-GAAP)(3)	34.7	21.9	8.4
EBITDA margin(3) (non-GAAP)	48.9%	38.0%	24.6%
Polysilicon external sales volume (MT)(1)	2,931	2,905	1,363
Polysilicon production cost ($/kg)(2)	9.43	9.65	12.98
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.42	7.62	10.60

Notes:

(1) Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been accepted by customers, and thus the corresponding revenue has been recognized during the period indicated.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the quarter.

(3) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to our shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

“I would like to thank our entire team for the excellent operational performance and financial results for the second quarter of 2016,” said Dr. Gongda Yao, Chief Executive Officer of the Company. “During the quarter, we produced a record-high of 3,570 MT of polysilicon, which surpassed our annual name plate capacity of 12,150 MT. With our continuous effort on cost reduction, we reached our lowest ever cost structure with $9.43/kg in total cost and $7.42/kg in cash cost. Our current cost structure is 27% below Q2 2015 level, which at the time was already one of the lowest in the world. We believe we continue to be one of the lowest cost producers of polysilicon in the world in Q2 2016, and with further technology upgrades and process improvements, we believe we have a roadmap to reduce our cost even lower. ”

“In the second quarter of 2016, the demand for polysilicon was very strong. We saw substantial increase in polysilicon orders and shipments across a wide range of customers. With a tight supply environment, market ASPs improved meaningfully, from $13.72/kg in the first quarter to $17.24/kg in the second quarter of 2016.”

“Entering into the third quarter, we continue to see strong demand and robust orders from customers. The market for polysilicon within China remain tight supplied, with low levels of inventory across domestic suppliers and customers. Based on current market demand trends, we are seeing a stable pricing environment, and we anticipate Q3 ASP to be similar to Q2 levels. Considering several of the major Chinese polysilicon producers including Daqo plans to conduct annual facilities maintenance during the third quarter, we anticipate that the tight-supply situation for polysilicon sector within China should continue in 2016.”

“For the second quarter of 2016, we not only delivered the best-ever quarter for the Company in terms of operational performance, but also excellent financial results. We achieved revenues of $71.0 million, with non-GAAP gross margin of 43.9%, and EBITDA margin of 48.9%, and GAAP earnings per basic ADS of $1.90. In particular, we generated strong cash flow from operating activities of $66.6 million in the first half of this year. With our Phase 3A polysilicon facilities expected to come online in early 2017, which will bring our annual capacity to 18,000 MT, we expect to continue to deliver compelling financial performance and results to our shareholders.”

Outlook and Q3 2016 guidance

Since the ramp up of our Phase 2B capacity at the end of June 2015, we have produced a total of over 13,200 MT of polysilicon over the past four quarters, above our nameplate capacity of 12,150 MT. As our Xinjiang polysilicon manufacturing facilities have been operating continuously for more than 12 months, it is necessary that we conduct our annual scheduled maintenance during the third quarter to ensure safe and smooth operations. We also plan to take this opportunity to do preparation work for the interconnection between existing facilities and Phase 3A facilities which are expected to start pilot production early next year. The entire annual maintenance schedule is expected to result in 15 to 20 days of suspension to polysilicon production for 2016. Due to the long lead-time for procuring the specialty materials and equipment required for the annual maintenance, we anticipate that we would start the annual maintenance work in the second half of September 2016. However, the start date of the annual maintenance work depends on the scheduled delivery of such specialty materials and equipment. Therefore, it is possible that the annual maintenance start date may be delayed.

As a result of the above mentioned factors, the Company expects to sell approximately 2,550 MT to 2,600 MT of polysilicon to external customers during Q3 2016. The external sales guidance excludes shipments of polysilicon to be used internally by our Chongqing solar wafer facility, which is expected to utilize approximately 550 tons of polysilicon during the quarter for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 24.0 million to 25.0 million pieces for Q3 2016.

This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2016 Results

Revenues

Revenues were $71.0 million, representing a 23.1% increase from $57.7 million in the first quarter of 2016 and 107.0% from $34.3 million in the second quarter of 2015.

Revenues from polysilicon sales to external customers were $50.5 million, compared to $39.9 million in the first quarter of 2016 and $21.7 million in the second quarter of 2015. External sales volume was 2,931 MT in the second quarter of 2016, compared to 2,905 MT in the first quarter of 2016. ASP of polysilicon was $17.24/kg in the second quarter of 2016, increasing from $13.72/kg in the first quarter of 2016. The increase in polysilicon revenues from the first quarter of 2016 was primarily due to higher external sales volume and higher ASP.

Revenues from wafer sales were $20.5 million, compared to $17.8 million in the first quarter of 2016 and $12.6 million in the second quarter of 2015. Wafer sales volume was 25.0 million pieces, compared to 22.1 million pieces in the first quarter of 2016 and 18.3 million pieces in the second quarter of 2015. The increase in wafer revenues from the first quarter of 2016 was primarily due to higher sales volume.

Gross profit and margin

Gross profit was $29.4 million, increasing 76.0% from $16.7 million in the first quarter of 2016 and 716.7% from $3.6 million in the second quarter of 2015. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon operations in Chongqing, was approximately $31.2 million, compared to $18.8 million in the first quarter of 2016 and $6.7 million in the second quarter of 2015. Gross margin was 41.4%, compared to 29.0% in the first quarter of 2016 and 10.5% in the second quarter of 2015.

In the second quarter of 2016, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $1.8 million, compared to $2.0 million in the first quarter of 2016 and $3.1 million in the second quarter of 2015. Excluding such costs, the non-GAAP gross margin was approximately 43.9%, compared to 32.6% in the first quarter of 2016 and 19.6% in the second quarter of 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3.7 million, compared to $4.1 million in the first quarter of 2016 and $2.8 million in the second quarter of 2015.

Research and development expenses

Research and development expenses were approximately $0.1 million, compared to $0.1 million in the first quarter of 2016 and $0.2 million in the second quarter of 2015.

Other operating income

Other operating income was $0.6 million, compared to $0.7 million in the first quarter of 2016 and $0.7 million in the second quarter of 2015. Other operating income mainly consists of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Income from operations and operating margin

Income from operations was $26.1 million, increasing 96.2% from $13.3 million in the first quarter of 2016 and was almost 21 times as compared to $1.2 million in the second quarter of 2015.

Operating margin was 36.8%, up from 23.1% in the first quarter of 2016 and 3.6% in the second quarter of 2015.

Interest expense

Interest expenses were $3.5 million, compared to $3.9 million in the first quarter of 2016 and $2.6 million in the second quarter of 2015.

EBITDA

EBITDA was $34.7 million, increasing 58.5% from $21.9 million in the first quarter of 2016 and 313.1% from $8.4 million in the second quarter of 2015. EBITDA margin was 48.9%, up from 38.0% in the first quarter of 2016 and 24.6% in the second quarter of 2015.

Net income / loss attributable to Daqo New Energy shareholders and earnings per ADS

Net income attributable to Daqo New Energy shareholders was $19.8 million, increasing 138.6% from $8.3 million in the first quarter of 2016. The Company incurred net loss attributable to Daqo New Energy Corp. shareholders of $0.9 million in the second quarter of 2015.

Earnings per basic ADS were $1.90, increased 137.5% from $0.80 in the first quarter of 2016. The Company incurred loss per basic ADS of $0.09 in the second quarter of 2015.

Financial Condition

As of June 30, 2016, the Company had $42.9 million in cash and cash equivalents and restricted cash, compared to $35.7 million as of March 31, 2016 and $95.1 million as of June 30, 2015.

As of June 30, 2016, the accounts receivable balance was $10.1 million, compared to $15.4 million as of March 31, 2016 and $7.0 million as of June 30, 2015.

As of June 30, 2016, the note receivables balance was $14.8 million, compared to $25.3 million as of March 31, 2016 and $38.3 million as of June 30, 2015.

As of June 30, 2016, total borrowings were $227.9 million, of which $118.4 million were long-term borrowings, compared to total borrowings of $241.3 million, including $114.8 million long-term borrowings, as of March 31, 2016, and total borrowings of $266.0 million, including $100.0 million long-term borrowings, as of June 30, 2015.

As of June 30, 2016, the note payables balance was $26.1 million, compared to $28.1 million as of March 31, 2016 and $42.4 million as of June 30, 2015.

Cash Flows

For the six months ended June 30, 2016, net cash provided by operating activities was $66.6 million, compared to $32.1 million in the same period of 2015.

For the six months ended June 30, 2016, net cash used in investing activities was $37.6 million, compared to $56.2 million in the same period of 2015.

For the six months ended June 30, 2016, net cash used in financing activities was $13.5 million, compared to net cash provided by financing activities of $75.7 million in the same period of 2015.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to our shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. Adjusted net income attributable to our shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to our shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Daylight Time on August 9, 2016.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272

China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20160809/default.aspx

A replay of the call will be available 1 hour after the end of the conference through August 16, 2016.

The conference call replay numbers are as follows:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10090544

Participants will be required to state their name and company upon entering the call.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2016, the anticipated start date of the 2016 annual maintenance and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015

Revenues	$71,021	$57,676	$34,331
Cost of revenues	(41,640)	(40,940)	(30,740)
Gross profit	29,381	16,736	3,591
Operating expenses
Selling, general and administrative expenses	(3,675)	(4,059)	(2,827)
Research and development expenses	(148)	(82)	(203)
Other operating income (expenses)	583	715	667
Total operating expenses	(3,240)	(3,426)	(2,363)
Income from operations	26,141	13,310	1,228
Interest expense	(3,487)	(3,905)	(2,635)
Interest income	171	96	132
Foreign exchange gain (loss)	(3)	1	171
Income (loss) before income taxes	22,822	9,502	(1,104)
Income tax (expenses) benefit	(2,802)	(1,112)	178
Net income (loss)	20,020	8,390	(926)
Net income (loss) attributable to non-controlling interest	176	65	-
Net income (loss) attributable to Daqo New Energy Corp. shareholders	$19,844	$8,325	$(926)

Net income (loss)	20,020	8,390	(926)
Other comprehensive income (loss):
Foreign currency translation adjustments	(8,116)	2,018	(46)
Total other comprehensive income (loss)	(8,116)	2,018	(46)
Comprehensive income (loss)	11,904	10,408	(927)
Comprehensive income (loss) attributable to noncontrolling interest	130	76	-
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$11,774	$10,332	$(972)

Earnings (loss) per ADS
Basic	1.90	0.80	(0.09)
Diluted	1.87	0.79	(0.09)
Weighted average ADS outstanding
Basic	10,457,105	10,434,199	10,506,506
Diluted	10,596,753	10,552,339	10,506,506

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015

ASSETS:
Current Assets:
Cash and cash equivalents	$29,659	$16,349	$58,638
Restricted cash	13,201	19,380	36,452
Accounts receivable, net	10,061	15,396	7,042
Note receivables	14,798	25,273	38,284
Prepaid expenses and other current assets	6,630	8,212	17,031
Advances to suppliers	1,072	1,028	1,794
Inventories	9,539	10,868	10,516
Amounts due from related parties	4,514	1,499	10,395
Total current assets	89,474	98,005	180,152
Property, plant and equipment, net	546,227	546,431	569,119
Prepaid land use right	26,205	27,185	28,731
Deferred tax assets	612	632	-
Investment in an affiliate	182	188	-
Other non-current assets	-	-	169
TOTAL ASSETS	662,700	672,441	778,171

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	109,494	126,461	166,014
Accounts payable	18,665	18,309	19,391
Note payables	26,092	28,140	42,446
Advances from customers	3,408	7,724	7,862
Payables for purchases of property, plant and equipment	39,681	41,379	60,588
Accrued expenses and other current liabilities	11,973	8,937	8,111
Amounts due to related parties	41,100	46,689	108,885
Income tax payable	3,411	1,190	(34)
Total current liabilities	253,824	278,829	413,263
Long-term borrowings	118,368	114,824	100,019
Advances from customers – long term portion	-	-	1,083
Other long Term Liabilities	24,414	25,276	26,252
TOTAL LIABILITIES	396,606	418,929	540,617

EQUITY:
Ordinary shares	26	26	26
Treasury stock	(1,749)	(1,749)	(399)
Additional paid-in capital	238,484	237,806	233,791
Accumulated income (losses)	25,107	5,264	(15,765)
Accumulated other comprehensive income	2,717	10,787	19,901
Daqo New Energy Corp.’s shareholders’ equity	264,585	252,134	237,554
Noncontrolling interest	1,509	1,378	-
Total equity	266,094	253,512	237,554

TOTAL LIABILITIES & EQUITY	662,700	672,441	778,171

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2016	2015
Operating Activities:
Net income	28,410	252
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,737	2,501
Inventory write-down	-	62
Allowance / (reversal) for doubtful accounts	(849)	37
Depreciation of property, plant and equipment	17,205	13,925

Changes in operating assets and liabilities:
Accounts receivable	10,180	734
Note receivables	(3,945)	12,020
Prepaid expenses and other current assets	5,323	(4,179)
Advances to suppliers	(67)	(439)
Inventories	930	(985)
Amounts due from related parties	(4,303)	(4,581)
Amounts due to related parties	517	6,884
Prepaid land use rights	291	312
Accounts payable	1,577	2,585
Note payables	8,367	6,021
Accrued expenses and other current liabilities	3,555	(856)
Income tax payable	2,470	(34)
Advances from customers	(4,586)	(1,778)
Deferred government subsidies	(256)	(339)
Net cash provided by operating activities	66,556	32,142

Investing activities:
Purchases of property, plant and equipment	(42,840)	(47,091)
Increase (decrease) in restricted cash	5,422	(14,254)
Proceeds from disposition of Nanjing Daqo	-	5,110
Investment in an affiliate	(188)	-
Net cash used in investing activities	(37,606)	(56,235)

Financing activities:
Proceeds from related parties loans	69,508	122,045
Repayment of related parties loans	(74,222)	(103,057)
Proceeds from bank borrowings	41,309	138,929
Repayment of bank borrowings	(50,488)	(110,428)
Proceeds from follow-on equity offering	-	30,030
Issuance cost for follow-on equity offering	-	(2,033)
Proceeds from options exercised	389	171
Net cash provided by (used in) financing activities	(13,504)	75,657

Effect of exchange rate changes on cash and cash equivalent	(277)	6
Net increase in cash and cash equivalents	15,169	51,570
Cash and cash equivalents at the beginning of the period	14,490	7,068
Cash and cash equivalents at the end of the period	29,659	58,638

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
Gross profit	29,381	16,736	3,591
Costs related to the non-operational Chongqing polysilicon operations	1,775	2,049	3,139
Non-GAAP gross profit	31,156	18,785	6,730

	Three months Ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
Gross margin	41.4%	29.0%	10.5%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	2.5%	3.6%	9.1%
Non-GAAP gross margin	43.9%	32.6%	19.6%

	Three months Ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
Net income / (loss)	20,020	8,390	(926)
Income tax expense	2,802	1,112	(178)
Interest expense	3,487	3,905	2,635
Interest income	(171)	(96)	(132)
Depreciation	8,598	8,607	7,040
EBITDA (non-GAAP)	34,736	21,918	8,439
EBIDTA margin (non-GAAP)	48.9%	38.0%	24.6%

	Three months Ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	19,844	8,325	(926)
Costs related to the non-operational Chongqing polysilicon operations	1,775	2,049	3,139
Share-based compensation	393	1,344	511
Adjusted Net income (non-GAAP)	22,012	11,718	2,724
Adjusted Earnings per basic ADS (non-GAAP)	$2.10	$1.12	$0.26
Adjusted Earnings per diluted ADS (non-GAAP)	$2.08	$1.11	$0.26

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.